Exhibit 99.1

NewsRelease

TransCanada to Host Investor Day in Toronto and New York

CALGARY, Alberta – November 9, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day on Wednesday, November 14 in Toronto and Thursday, November 15 in New York.

Members of TransCanada’s senior executive team will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The following senior executives will be speaking:

•	Russ Girling, President and Chief Executive Officer
•	Alex Pourbaix, President Energy and Oil Pipelines
•	Karl Johannson, President, Natural Gas Pipelines
•	Don Marchand, Executive Vice-President and Chief Financial Officer
•	Greg Lohnes, Executive Vice-President, Operations and Major Projects

The November 14 Investor Day in Toronto will be webcast, starting at 8 a.m. eastern standard time (EST), 6 a.m. mountain standard time (MST) and is available through TransCanada’s Investor Centre at http://www.transcanada.com/events-presentations.html.  A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522